November 16, 2007
Timothy A. Geishecker
Senior Counsel
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549-4561

RE:	Comment Letter Lubrizol Corp. Definitive 14A Filed on March 14, 2007 File Number 001-05263
Dear Mr. Geishecker:
          This letter is in response to the Comment Letter to Definitive 14A dated September 26, 2007. The numbers below correspond with the numbered comments in the Comment Letter.
Independence Determination, page 8
1.          In future proxy statement filings, we will specify the dollar amount of the aggregate transactions for the fiscal year with respect to any relationships that we disclose regarding the determination of independence of directors.
Compensation Discussion and Analysis, page 17
2.          In future proxy statement filings, we will explain why we chose to pay each material element of compensation for the named executive officers. In addition, we will specify why the determination of one element of compensation may or may not have influenced the Organization and Compensation Committee’s decisions with respect to other allocated or contemplated awards.
3.          In future proxy statement filings, we will provide sufficient quantitative disclosure of the necessary material performance measure targets to be achieved with respect to long-term performance-based incentive compensation. For amounts of long-term performance-based incentive compensation that were paid with respect to the most recent fiscal year, we will disclose the actual performance of the material performance measures and the actual payment to the named executive officers. In any discussion of long-term performance-based incentive compensation awards that have been granted but for which the performance period has not yet been completed, we will discuss the material performance measure targets. For any material performance measure targets for future years for which we believe the disclosure of which would result in competitive harm, we will disclose the conclusion that the disclosure of that performance measure or performance measure target will result in competitive harm and discuss how difficult it will be for the named executive officers or how likely it will be for us to achieve the undisclosed target.
4.          In future proxy statement filings, we will discuss whether individual performance had a material effect on compensation awards for any of the named executive officers. And, if individual performance had a material effect on compensation for any of the named executive

Timothy A. Geishecker
November 16, 2007

officers we will provide details and analysis of how individual performance contributed to actual compensation for the most recent fiscal year.
5.          In future proxy statement filings, we will identify and discuss any material differences in compensation policies or decisions with respect to individual named executive officers.
6.          In future proxy statement filings, we will: disclose the relationships between management, the Organization and Compensation Committee and the Committee’s compensation consultant; provide a material complete description of the Committee’s compensation consultant’s role with the company, including a complete description of the nature and scope of the assignments of the Committee’s compensation consultant and how its roles and responsibilities differ depending on whether it has been engaged by management or the Organization and Compensation Committee; and the interaction, if any, between the various groups.
Item 401(e)(3)(iii) of Regulation S-K does not require a disclosure of multiple business relationships of the consultant with the company, however, we voluntarily will disclose any multiple business relationships of the Organization and Compensation Committee’s compensation consultant with the company and provide a breakdown of the executive compensation-related work and work performed in all other capacities.
Potential Payments Upon Termination or Change in Control, page 35
7.          In future proxy statement filings, we will disclose how we determined the payment and benefit levels under the various circumstances that trigger payments or provision of benefits.
          The company is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have further questions or would like clarification, please contact me at (440) 347-5645.

Very truly yours,
/s/ Leslie M. Reynolds
Leslie M. Reynolds
Corporate Secretary and Counsel The Lubrizol Corporation 29400 Lakeland Boulevard Wickliffe OH 44092